SUBSIDIARIES
                                       OF
                            ZIASUN TECHNOLOGIES, INC.

1. BestWay Beverages, Inc., a Nevada Corporation is a wholly owned subsidiary of the Registrant. BestWay Beverages, Inc., holds a license from Fountain Fresh International, Inc., under which BestWay will market , sell and distribute the Beverage Center Equipment developed by Fountain Fresh which is used to dispense Fountain Fresh Beverages and purified water. The Beverage Center Equipment is a patented in-store, self service, pressure fill, mini bottling plant/beverage center.

2. Momentum Asia, Inc., a Corporation formed under the laws of the Republic of the Philippines is a wholly owned subsidiary of the Registrant. Momentum Asia, provides a wide range of compatible graphic design, copy writing, printing, database management, and e-mail customer service operations./

3. Momentum Internet Incorporation, a Corporation formed under the laws of the British Virgin Islands, Momentum Internet Incorporation is a wholly owned subsidiary of the Registrant. Momentum Internet Incorporated is, among other things, in the Financial Internet Website publication business wherein subscribers can received financial news, stock quotes and market information about various companies.

5. Asia4sale.com, Ltd., a Hong Kong registered, is a wholly owned subsidiary of the Registrant. Asia4sale.com is a three-part e-commerce facility serving the global market (1) Home Shopping, so online shoppers anywhere in the world will be able to order goods direct from manufacturers in Asia, and have these purchases delivered direct to their door; (2) Business-To-Business Barter. To provide a truly professional service Asia4sale.com has acquired the assets of Pacific Barter Ltd., a company specializing in barter in Asia; (3) Industrial Auctions. Businesses, dealers or individuals all over the world will be able to buy or sell heavy equipment, vehicles, machinery, stock lots, etc. in the Asian region, through online auctions.

6. Online Investors Advantage, Inc., a Utah corporation, is a wholly-owned subsidiary of ZiaSun Technologies, Inc. Online Investors provides in-depth consumer training, via workshops, home study, and online subscriptions in optimum use of Internet investment and financial management tools and services. OIA recently commenced expansion into the International marketplace.

7. Swiftrade, Inc., a British Virgin Islands registered corporation, is a wholly-owned subsidiary of Momentum Asia, Inc., a subsidiary of the Registrant. Swiftrade is an online trading and financial services portal, which provides Internet access for retail and institutional users to international electronic stock trading.

8. Momentum Associates Ltd., is a HOng Kong registered corporation and a wholly-owned subsidiary of Momentum INternt Inc., a subsidiary of the Registrant.

9.   Momentum   Internet   (Phils.)   Inc.,  a  Philippines   corporation  is  a
     wholly-owned subsidiary of Momentum Internet Inc., a subsidiary of the Registrant.